November 10, 2020

VIA EDGAR

Mr. Ken Ellington

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:	Frontier Funds, Inc. (the “Company”)

(Registration Nos.: 333-07305; 811-07685)

Dear Mr. Ellington:

The purpose of this letter is to respond to oral comments received from you on Tuesday, October 13, 2020, as supplemented by a follow-up conversation on Friday, October 23, 2020, regarding the Company’s Form N-CSR filings for the periods ended June 30, 2019, and June 30, 2020.

Comment 1: In the Schedule of Investments included in future shareholder reports, please disclose the dividend rates associated with the preferred stocks, if applicable.

Response: The Company supplementally confirms that the preferred stocks held by the Frontier Caravan Emerging Markets Fund do not have stated dividend rates and the Fund’s Schedule of Investments in the 2020 annual report included a footnote stating that the “dividend rate may not be consistent each pay period and could be zero for a particular year.” The Company undertakes that it will continue to monitor these holdings and will disclose any known dividend rates for preferred stocks held by the Fund in future Form N-CSR filings.

Comment 2: The Statement of Operations for the Frontier MFG Select Infrastructure Fund provides that the Fund had a significant tax expense for the period ended June 30, 2019, but no tax expense was disclosed for the period ended June 30, 2020. Please supplementally provide additional information about the tax expenses paid by the Frontier MFG Select Infrastructure Fund for the period ended June 30, 2019.

Response: The Company supplementally explains that a dividend was paid with respect to a holding of the Frontier MFG Select Infrastructure Fund after the Fund had distributed its net investment income for calendar year 2018. As such, the Frontier MFG Select Infrastructure Fund paid an excise tax on this late dividend, which is reflected in the “Tax expenses” line item of the Fund’s Statement of Operations for the period ended June 30, 2019.

Mr. Ken Ellington
November 10, 2020

Comment 3: The Staff notes that Note 3 to the Company’s financial statements for the period ended June 30, 2020, discloses that affiliates of Frontegra Asset Management, Inc. (the “Adviser”) own 100% of the total shares outstanding of the Frontier MFG Global Sustainable Fund and 99% of the total shares outstanding of the Frontier Caravan Emerging Markets Fund. Please explain how large shareholder or shareholder concentration risk is addressed in the Funds’ prospectuses.

Response: The Company responds by noting that disclosure regarding large shareholder concentration risk with respect to the affiliates of the Adviser noted above is included in the Funds’ Statement of Additional Information (“SAI”) dated October 31, 2020. The SAI discusses the risks and the potential conflicts of interest associated with the ownership of the Funds by these shareholders. In addition, the “Principal Shareholders” table in the SAI discloses the affiliate that is also considered a control person of the Funds and notes that shareholders with a controlling interest could affect the outcome of proxy voting or the direction of management of the Company or a Fund. The Company believes this disclosure is appropriately set forth in the SAI, rather than in the Funds’ prospectuses, because the Company does not believe that these shareholders hold a position in either Fund that poses a material risk to the Funds.

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Please call me at (414) 287-9308 if you need any additional information.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Kristen Irgens

Kristen A. Irgens

cc:	Elyce D. Dilworth

Ellen R. Drought